

John R. Higdon
Manager, Employee Benefits

Laclede Gas Company
720 Olive Street, Room 812
St. Louis, Missouri 63101
(314) 342-0705
(314) 342-3335 Fax
jhigdon@lacledegas.com
OriginalGreenEnergy.com



13002289

April 25, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attn: Filing Desk, Stop 1-4

Dear Sir or Madam:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Laclede Gas Company is the Form 11-K for the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan for the fiscal year ended October 31, 2012. This paper filing is being made pursuant to Rule 10(b)(3) of Regulation S-T.

Sincerely,



John R. Higdon

Enclosures

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY WAGE
DEFERRAL SAVINGS PLAN
(Registrant)



BY

Steve Rasche
Vice President- Finance

Date: April 25, 2013

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2012 and 2011, Supplemental Schedule as of October 31, 2012 and Report of Independent Registered Public Accounting Firm


Laclede Gas

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2012 and 2011, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2012 and 2011, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2012 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
April 25, 2013

Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2012 AND 2011

	2012	2011
INVESTMENTS	$ 8,020,419	$ 7,265,537
NOTES RECEIVABLE FROM PARTICIPANTS	280,023	289,596
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,300,442	$ 7,555,133

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2012 AND 2011

	2012	2011
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 137,349	$ 143,517
Rollover	226	-
Employee	316,390	329,168
	453,965	472,685
INVESTMENT INCOME:		
Interest and dividends	102,383	94,668
Net appreciation in fair value of investments	521,908	433,259
	624,291	527,927
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	12,787	11,432
TOTAL ADDITIONS	1,091,043	1,012,044
DEDUCTIONS:		
ADMINISTRATIVE FEES	1,532	1,397
DISTRIBUTIONS TO PARTICIPANTS	250,020	108,167
NET TRANSFERS TO OTHER PLANS	94,182	270,783
TOTAL DEDUCTIONS	345,734	380,347
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	745,309	631,697
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	7,555,133	6,923,436
END OF YEAR	$ 8,300,442	$ 7,555,133

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Fair Value of Plan Assets – Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in common stock and mutual funds are stated at the market value of the underlying assets, as determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchase of Company stock.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2012 and 2011 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee and recordkeeper. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee ("Committee") which is a committee appointed by the Laclede Gas Company Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employee contributions are matched 100% up to 4% of compensation, and employees are permitted to make additional non-matched contributions up to 71% of compensation in any Plan year. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the Internal Revenue Code ("IRC"). Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Effective March 21, 2011, employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of the available investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective May 15, 2012, the American Funds Growth Fund of America was replaced by the T. Rowe Price Blue Chip Growth SHS. During the 2012 plan year, the Wells Fargo Stable Return Fund Class C, Vanguard Target Retirement 2055 Fund and Vanguard Target Retirement 2060 Fund were added to the Plan for new contributions. Assets in the Vanguard Target Retirement 2005 Fund were transferred to the Vanguard Target Retirement Income Fund due to Vanguard's elimination of the Vanguard Target Retirement 2005 Fund.

The investment funds available at the end of the 2012 Plan Year were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® – Class R5
- BlackRock Equity Index Non-Lendable Fund – F
- BlackRock Money Market Fund
- BlackRock US Debt Index Non-Lendable Fund – F
- BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F
- Columbia Small Cap Value I Fund – Class Z
- JPMorgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- T. Rowe Price Blue Chip Growth SHS
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund – Investor Shares
- Vanguard Target Retirement 2010 Fund – Investor Shares

- Vanguard Target Retirement 2015 Fund – Investor Shares
- Vanguard Target Retirement 2020 Fund – Investor Shares
- Vanguard Target Retirement 2025 Fund – Investor Shares
- Vanguard Target Retirement 2030 Fund – Investor Shares
- Vanguard Target Retirement 2035 Fund – Investor Shares
- Vanguard Target Retirement 2040 Fund – Investor Shares
- Vanguard Target Retirement 2045 Fund – Investor Shares
- Vanguard Target Retirement 2050 Fund – Investor Shares
- Vanguard Target Retirement 2055 Fund – Investor Shares
- Vanguard Target Retirement 2060 Fund – Investor Shares
- Wells Fargo Stable Return Fund – Class C

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested in the ESOP under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances, a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 5.00% at October 31, 2012.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants who are at least age 59-1/2 may elect a partial or total distribution from their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede

Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Committee and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2012	2011
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (40,517.272 and 35,433.501 shares, respectively)	$ 1,687,139	$ 1,421,592
BlackRock Russell 2000 Index Non-Lendable Fund Class F (29,299.289 and 34,558.753 units, respectively)	430,700	453,411
BlackRock U.S. Debt Index Non-Lendable Fund F (49,053.985 and 48,943.786 units, respectively)	627,891	595,156
BlackRock Money Market Fund (1,176,142.190 and 1,443,436.300 units, respectively)	1,176,142	1,443,436
BlackRock Equity Index Non-Lendable	2,129,027	1,841,815

Fund – F (104,466.506 and 104,116.188 units, respectively)		
Vanguard Target Retirement 2025 Fund (33,841.502 and 35,484.884 shares, respectively)	460,244	449,239

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $521,908 and $433,259, respectively, as follows:

	2012	**2011**
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 48,317	$ 184,045
Wells Fargo Stable Return Fund Class C	455	—
JP Morgan Small Cap Growth Fund – Class A	5,468	(4,194)
BlackRock Equity Index Non-Lendable Fund – F	274,319	165,660
BlackRock Russell 2000 Index Non-Lendable Fund Class F	41,525	23,507
BlackRock U.S. Debt Index Non-Lendable Fund – F	34,339	22,085
Columbia Small Cap Value I Fund - Z	356	4,038
T. Rowe Price Blue Chip Growth Fund	2,282	—
T. Rowe Price Equity Income Fund	15,028	3,350
American Funds® EuroPacific Growth Fund® of America – Class R5	3,018	(1,387)
American Funds® The Growth Fund of America® – Class R5	7,600	3,323
Vanguard Total International Stock Index Fund Signal Shares	(185)	—
Vanguard Target Retirement 2010 Fund	525	—

Vanguard Target Retirement 2015 Fund	11,868	9,851
Vanguard Target Retirement 2020 Fund	21,414	8,672
Vanguard Target Retirement 2025 Fund	29,664	10,283
Vanguard Target Retirement 2030 Fund	8,668	2,094
Vanguard Target Retirement 2035 Fund	11,504	(527)
Vanguard Target Retirement 2040 Fund	309	86
Vanguard Target Retirement 2050 Fund	799	(24)
Vanguard Retirement Income Fund	4,635	2,397
Total net appreciation	$ 521,908	$ 433,259

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2012 and 2011.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
October 31, 2012				
Mutual funds				
Target date	$ 1,464,030	$ 1,464,030	$ —	$ —
Growth	174,050	174,050	—	—
Income	88,847	88,847	—	—
International	66,086	66,086	—	—
Value	53,006	53,006	—	—
Common/collective trusts				
Index	3,187,618	—	3,187,618	—
Money Market	1,176,142	—	1,176,142	—
Stable Value	123,501	—	123,501	
The Laclede Group, Inc. - ESOP	1,687,139	1,687,139	—	—
Total	$ 8,020,419	$ 3,533,158	$ 4,487,261	$ —
October 31, 2011				
Mutual funds				
Target date	$ 1,200,509	$ 1,200,509	$ —	$ —
Growth	162,997	162,997	—	—
Income	81,346	81,346	—	—
International	27,370	27,370	—	—
Value	37,905	37,905	—	—
Common/collective trusts				
Index	2,890,382	—	2,890,382	—
Money Market	1,443,436	—	1,443,436	—
The Laclede Group, Inc. - ESOP	1,421,592	1,421,592	—	—
Total	$ 7,265,537	$ 2,931,719	$ 4,333,818	$ —

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A compliance statement dated October 3, 2011 constitutes an enforcement resolution with respect to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Committee for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of October 31, 2012, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2008.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At October 31, 2012 and 2011, the Plan held 40,517.272 and 35,433.501 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,687,139 and $1,421,592, respectively. During the years ended October 31, 2012 and 2011, the Plan received dividend income related to this common stock of $60,219 and $59,267, respectively.

7. SUBSEQUENT EVENTS

On April 15, 2013, the Plan Sponsor signed a new collective bargaining agreement with its employees' Union. Certain changes were implemented by the Plan Sponsor as stipulated by the new agreement beginning on April 15, 2013. The employer match on employee contributions changes from 100% up to 4% to 100% up to 5%. The eligibility period was reduced from one year of service to 90 days of service and participation can begin in the first pay period upon completion of 90 days of service. The minimum payroll deduction was changed from 2% to ½%. Several other operational changes to the plan are anticipated to be made during the 2013 plan year as a result of the new collective bargaining agreement.

SUPPLEMENTAL SCHEDULE 1

EIN: 43-0368139
PLAN NO: 014

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500)
October 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (40,517.272 shares)		$ 1,687,139
	Wells Fargo Stable Return Fund Class C	Common/collective trust (2,525.588 units)		123,501
	BlackRock Equity Index Non-Lendable Fund - F	Common/collective trust (104,466.506 units)		2,129,027
	BlackRock Money Market Fund	Common/collective trust (1,176,142.190 units)		1,176,142
	BlackRock Russell 2000 Index Non-Lendable Fund Class F	Common/collective trust (29,299.289 units)		430,700
	BlackRock U. S. Debt Index Non-Lendable Fund - F	Common/collective trust (49,053.985 units)		627,891
	Vanguard Total International Stock Index Fund Signal Shares	Mutual Fund (330.969 shares)		9,505
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (2,210.128 shares)		98,262
	T. Rowe Price Equity Income Fund	Mutual Fund (3,410.629 shares)		88,847
	Columbia Small Cap Value I Fund - Class Z	Mutual Fund (1,204.397 shares)		53,006
	Vanguard Target Retirement 2010 Fund	Mutual Fund (1,498.774 shares)		36,540
	Vanguard Target Retirement 2015 Fund	Mutual Fund (16,196.118 shares)		218,162
	Vanguard Target Retirement 2020 Fund	Mutual Fund (14,779.743 shares)		353,088
	Vanguard Target Retirement 2025 Fund	Mutual Fund (33,841.502 shares)		460,244
	Vanguard Target Retirement 2030 Fund	Mutual Fund (5,173.804 shares)		120,653
	Vanguard Target Retirement 2035 Fund	Mutual Fund (10,896.398 shares)		152,877
	Vanguard Target Retirement 2040 Fund	Mutual Fund (187.270 shares)		4,315
	Vanguard Target Retirement 2050 Fund	Mutual Fund (488.348 shares)		11,203
	Vanguard Target Retirement Income Fund	Mutual Fund (8,759.051 shares)		106,948
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (6,488.684 shares)		75,788
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (1,424.507 shares)		56,581
			Sub-total	8,020,419
*	Loans to Participants	Loans to participants Interest rate 4.25% - 5.00%, various maturities.		280,023
			Total	$ 8,300,442

* Party-in-interest.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated April 25, 2013, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2012.

BKD, LLP

St. Louis, Missouri
April 25, 2013